Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-163746

CATERPILLAR FINANCIAL SERVICES CORPORATION
$8,000,000,000
CAT FINANCIAL POWERINVESTMENTSM
VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

Frequently Asked Questions

I. Investment Security and Quality

II. Account Maintenance

III. Medallion Signature Guarantee Requirements

IV. Forms and Reference Documents

I.  Investment Security and Quality

How safe is my investment?  Is my investment FDIC insured?

An investment in the Cat Financial PowerInvestmentSM notes allows individuals and institutions to benefit from the financial strength of Caterpillar Financial Services Corporation.  It is important to note that Cat Financial PowerInvestmentSM is not a money market account, which is typically a diversified fund consisting of short-term debt securities of many issuers.  An investment in the PowerInvestmentSM notes does not meet the diversification and investment quality standards set forth for money market funds by the Investment Company Act of 1940.  Instead, PowerInvestmentSM notes are variable denomination, floating rate demand notes that are considered a short-term unsecured debt obligation of Caterpillar Financial and are backed only by the assets of Caterpillar Financial.  While the PowerInvestmentSM notes are not separately rated by a nationally recognized statistical rating organization and are not expected to be rated in the future, Caterpillar Financial has an “investment grade” rating from the major security rating agencies for its unsecured debt obligations. The unsecured long-term debt of Caterpillar Financial is rated A by Fitch Ratings, A by Standard & Poors and A2 by Moodys. Your investment in the PowerInvestmentSM notes is not equivalent to a deposit or other bank account and is not guaranteed, insured, or subject to the protection of the Federal Deposit Insurance Corporation.   Additional information can be found in the Prospectus provided to you upon investing in the PowerInvestmentSM notes.  If you would like to receive a copy of the prospectus or have additional questions, please call 1-800-233-2164 or visit the PowerInvestmentSM website at www.catfinancialpowerinvestment.com.

Caterpillar Financial Services Corporation is a wholly owned subsidiary of Caterpillar Inc.  Our primary business is to provide retail-financing alternatives to customers and dealers around the world for Caterpillar Inc. products and non-competitive related equipment, provide wholesale financing to Caterpillar Inc. dealers and purchase short-term dealer receivables from Caterpillar Inc.  We emphasize prompt and responsive service and offer various financing plans to meet customer requirements, increase Caterpillar Inc. sales and generate financing income.

II.  Account Maintenance

A.	What is the minimum amount that can be invested in Cat Financial PowerInvestmentSM notes?

 The minimum investment in the notes is $250.00.

B.   What if my investment falls below the minimum required amount?

Because of the relatively high cost of maintaining small investments, we reserve the right to redeem your investment if the investment balance is less than the minimum required investment balance of $250 for three consecutive months. You will be notified if our Notes will be redeemed and you will be permitted 30 days within which to make additional investments to increase your investment balance to the applicable minimum required investment before your investment is redeemed.  For further details please reference the program prospectus.

C. What is the maximum amount that can be invested in Cat Financial PowerInvestment SM notes?

The maximum investment in the notes is currently $25 million.

D.   What if my investment totals more than the current maximum limit amount?

If the amount of your investment exceeds the maximum, we may notify you in writing that we intend to redeem the amount of your investment in excess of $25 million.  You will then have 30 days to redeem the excess portion of your investment.  If you do not do so within the next 30-day period, we will redeem the amount we have specified and mail a check to the registered holder of the notes.  The maximum total investment in the notes for any one investor is subject to change at the discretion of the Cat Financial PowerInvestment Committee without prior notice to investors.  For further details, please reference the program prospectus.

E. How can I change or stop the amount of money being withdrawn from my pay check each pay period for investment in the PowerInvestment notes? (Payroll deduction change)

Changes to your payroll deduction can be submitted by completing a Payroll Deduction Form found on the Cat Financial PowerInvestmentSM website, www.catfinancialpowerinvestment.com, or by requesting a copy by phone at 1-800-233-2164.  Please forward your completed Payroll Deduction Form to Cat Financial PowerInvestment, P.O. Box 75956, Chicago IL, 60675-5956.

F.   What is required to make an address change?

Address changes can be requested by completing the Address section of the Change Form found on the Cat Financial PowerInvestmentSM website, www.catfinancialpowerinvestment.com, or by requesting a copy by phone at 1-800-233-2164.  Please forward your completed Change Form to Cat Financial PowerInvestment, P.O. Box 75956, Chicago IL, 60675-5956.  Also, please note that all Change Forms must include the signatures of all signers listed on the investment in order for your request to be processed.

G.  How can I redeem all or a portion of the Cat Financial PowerInvestmentSM notes?

A written request will need to be sent with the signatures of all signers listed on the investment in order for your request to redeem all or a portion of the PowerInvestment notes.  Please forward any such requests to Cat Financial PowerInvestment, P.O. Box 75956, Chicago IL, 60675-5956.

H. How can I change the ownership or titling of my investment in Cat Financial PowerInvestmentSM notes?

Ownership or title changes can be requested by completing the Ownership section of the Change Form found on the Cat Financial PowerInvestmentSM website, www.catfinancialpowerinvestment.com, or by requesting a copy by phone at 1-800-233-2164.  Please forward your completed Change Form to Cat Financial PowerInvestment, P.O. Box 75956, Chicago IL, 60675-5956.  Please note that the Change form must be signed by all of the signers listed on the investment and each signature must be guaranteed with a Medallion Signature Guarantee Stamp. For further information on the Medallion Signature Guarantee Stamp requirements, please reference the section III below.  Notarized signatures will not be accepted.

I.     How do I set up an Electronic Funds Transfer?

An electronic funds transfer can be established by completing the Investment & Redemption Options section of the Change Form, which must be signed by all of the listed investors on the investment and each signature must be guaranteed by a Medallion Signature Guarantee Stamp from a U.S. commercial bank, savings bank, trust company or credit union. For further information on the Medallion Signature Guarantee Stamp requirements, please reference section III below.  The Change form can be found on the Cat Financial PowerInvestmentSM website, www.catfinancialpowerinvestment.com, or by requesting a copy by phone at 1-800-233-2164.  Please forward your completed Change Form to Cat Financial PowerInvestment, P.O. Box 75956, Chicago IL, 60675-5956. Upon receipt of your completed Change Form, the transfer instructions will be available for your use in two business days.

J.    Is there a minimum amount required to make request a wire transfer?

Yes, a minimum of $1,000 is required for wire transfers.

K.   When are funds invested by wire transfer available to be redeemed?

Wire transfers that are received by 2:00 p.m. Eastern time will be credited to your Cat Financial PowerInvestmentSM  notes the same day received and processed for redemption the following business day.  Wire transfers received after 2:00 p.m. Eastern time will be credited to your Cat Financial PowerInvestmentSM notes the following business day and available for redemption the next business day after they have been credited to your Cat Financial PowerInvestmentSM notes.

L.     Are there any fees associated with my Cat Financial PowerInvestmentSM notes?

There are no maintenance fees associated with the Cat Financial PowerInvestmentSM notes, but in the following instances, a fee may be automatically deducted from your investment balance:

•	If your investment balance falls below $250, a $10.00 fee will be assessed;

•	If a check is returned for insufficient funds, a $15.00 fee will be assessed;

•	If a check redemption is made for an amount less than $250, a $10.00 fee will be assessed.

A fee of $15.00 will be automatically deducted from your investment balance for each stop payment placed.  Also, a $15 service fee may be debited directly from your investment balance for any redemption proceeds paid by wire transfer.

M.   Is there a “hold” placed on my investments?

Yes, there is a 7-business day hold on all purchases of Cat Financial PowerInvestmentSM notes received in the mail and a 5-business day hold on all purchases made by telephone.  Interest is accrued during this hold period, but the funds are unavailable for your use.

III.  Medallion Signature Guarantee Requirements

A.	What is a Medallion Signature Guarantee Stamp?

A Medallion Signature Guarantee Stamp is also known as a STAMP imprint.  STAMP (Securities Transfer Agents Medallion Program) is the financial industry's official signature guarantee program.  Under STAMP, the guarantor institution uses self-inking hand stamps or stamping equipment to place a distinctive imprint on securities and other documents used to affect a transfer.  The easily recognized stamped imprint signifies participation in STAMP as a signature guarantor and assures that transfer agents will accept the guarantees.   The Medallion Signature Guarantee is not to be confused with a Notary Public.

B.	Why do I need a Medallion Signature Guarantee Stamp?

Signature guarantees serve a vital function and are essential to the transfer of registered-form securities.  Like an endorsement on a check, the signature guarantee enables transfer agents and processing agents to accept instructions from an investor/security holder with the confidence that the instructions have been properly authorized.  The signature guarantee warrants that the original signature was genuine, that the signer was the appropriate party to endorse the document, and that the signer had legal capacity to sign.  As a result, this signature guarantee helps to protect you, the security holder, against fraudulent transfers.

C.	Where Can I get a Medallion Signature Guarantee Stamp?

You can obtain a signature guarantee from a financial institution such as a commercial bank, savings bank, credit union, or broker dealer that participates in the Medallion signature guarantee program.  Many financial institutions will not guarantee your signature if you are not a customer, so the best source for a Medallion Guarantee is a financial institution with which you do business.

D.	Can I get a Medallion Signature Guarantee outside of the U.S.?

An investor located outside of North America may have difficulty obtaining the services of a signature guarantor, especially if the investor has no business relationship with a North American financial institution.  This means that you may be unable to affect the transfer of securities, so it is recommended that you establish an electronic funds transfer prior to moving or traveling abroad.

IV.  Forms and Reference Documents

A.	Where can I get an Application, Change Form, Corporate Resolution, or Payroll Deduction Form? Where do I need to send any of these documents once completed?

These documents can be found on the Caterpillar PowerInvestmentSM website, www.catfinancialpowerinvestment.com, or by requesting copies by phone at 1-800-233-2164.  Please forward any of these completed documents to Cat Financial PowerInvestment, P.O. Box 75956, Chicago IL, 60675-5956.

B.	Where can I get a Prospectus, most recent Pricing Supplement, or Caterpillar Financial Services Corporation Form 10-K?

These documents can be found on the Caterpillar PowerInvestmentSM website, www.catfinancialpowerinvestment.com, or by requesting copies by phone at 1-800-233-2164.